

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 10, 2016

Eric Slikfa
Chief Executive Officer
Global Partners LP
P.O. Box 9161
800 South Street
Waltham, MA 02454-9161

Re: **Global Partners LP**
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-32593

Dear Mr. Slifka:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources